Exhibit 4.20

FIRST MODIFICATION
LETTER OF INTENT – OPTION AGREEMENT

In Copiapó, on August 27, 2010, there appear Nelson Onofre Roa Barahona, National identification card No. 7.501.315 -9, Mr. Eric Leopoldo Roa Barahona, national identification card No. 9.592.648 -7, Mr. Gabriel Emilio Roa Barahona, national identification card No. 7.150.733 -5, and Mrs. Rosa del Carmen Roa Barahona, national identification card No. 9.367.996 -2, who appear individually and on behalf of the legal mining company that may be formed with respect to the mining property referred to herein, all domiciled in Parcela 7, Nantoco, municipality of Tierra Amarilla (hereinafter all of them together Resources S.A., represented by Francisco Schubert Seiffert, national identification card No. 6.095824 -6, and by Mr. Marcelo Antonino Olivares Cabrera, national identification card No. 10 703 661-K, all domiciled in the city of Santiago at No. 3,895-7 Camino del Sol, municipality of Lo Barnechea (hereinafter indistinctly the “Buyer”), have convened in the following modification of the Letter of Intent signed between the parties in private instrument dated June 23 of this year, authorized by the Notary Publico of the city of Copiapó, Mr. Hernán Cañas Valdés on the 29th of the same month indicated, hereinafter the “LI”, in the terms that are detailed below:

1.	In accordance with the LI, once the LI was signed, that is, on June 29, 2009, the Buyer had 30 business days to study the titles and preference with third parties, which once completed, if in agreement with its conclusions, the Buyer promised to sign the final Option Agreement at the latest seven days after the termination of the revision indicated.

2.	The parties hereby modify and substitute the above agreement, in the sense that Buyer will have an additional period of 120 business days, counted from this date, that is, until January 8, 2011 including this alter date, to continue with the study of the titles of the property and preference of third parties, including, especially the authorization to freely enter the mining claim subject of the LI, “Trillador 1 al 14” (the “Property”) for the purpose of developing all reconnaissance and exploration work of the Property including the execution of a geophysical survey (GS) and all the supplementary and accessory Works to such exploration work for its full and total conclusion, according to the convenience of the Buyer, in the terms that are indicated in number 6 following (the "Revision on site”). The parties expressly establish that the Revision on Site that by virtue of this act the Seller permits the Buyer to carry out in the Property, does not authorize the latter to perform drilling work, which can only be effected once the respective final Option agreement has been signed.

Upon expiration of the above period, if the Buyer agrees with its conclusions, it promises to sign the final Option Agreement at the latest seven business days after the termination of the revision indicated that is, at the latest on Monday January 17, 2011, or before if the Seller is notified in writing . After this last period has expired, it will be understood that the Buyer has no interest in persevering in the execution of the final Option agreement, when numeral 4 following becomes applicable, and it being understood that the LI has terminated ipso facto and without any effect after which the Buyer must abandon the Property.

With regard to the purchase price agreed for the Option Agreement and its first installment, that is to say US$ 50,000 (fifty thousand dollars of the United States of America) to be paid when the Option agreement was signed, considering the extension of the period convened in number 2 above, the Buyer hereby gives an advance imputable to such first installment, of US$ 25,000 (twenty five thousand dollars of the United States of America) equivalent in national currency to $ 12,831,750 (twelve million eight hundred and thirty one thousand seven hundred and fifty), in accordance with the value of the observed dollar published by the Central Bank of Chile of $ 513.27 per US$1 that the parties expressly agree to apply. In this act, each one of the persons of the Seller declare that they receive such payment to their entire satisfaction through check of Banco Security No. 4672703 of the current account owned by the Buyer, drawn in the name of Mr. Eric Roa Barahona, authorizing its deduction from the payment of the first installment of the Option Agreement, if this is definitively executed. In the event that the referred to check is protested due to lack of funds or any other reason the LI shall be understood terminated ipso facto and without any effect, and the Buyer must abandon the Property

3.	The Buyer has the facultative and unilateral right not to persevere in the execution of the final Option agreement at any time, having in such case no future obligation of any type with the Seller, and the payment that it makes in this act will remain in the hands of the Seller, without the obligation to return it, in the capacity of only and total indemnification for the damages that, being linked to the LI may have caused, including this modification.

4.	In case of advanced termination of the LI and if the Buyer does not persevere in the execution of the final Option Agreement, it will deliver to the Seller all the documents and antecedents of any study it may have made from the Works of Revision on Site that by virtue of this instrument it is expressly authorized to carry out

5.	For the purpose of free access of Río Condor Resources S.A., each one of the persons that corresponds to the Seller party hereby grants special permit of access to the Property, being able to enter with the personnel and machinery that it may decide for the purpose of helping the Buyer to decide in the best way possible the Revision on Site during the effectiveness of the LI, in the terms of No. 1 above. Likewise, it especially authorizes the Buyer to exhibit the present access permit before any administrative or judicial authority including for example the Ordinary courts of Justice, Public Ministry, Chilean Police, Investigators Police and any other administrative or juridical organ that may be required in order to materialize this special access permit.

The opposition, directly or by any intermediary, of any individual who is part of the Seller, will be understood as a serious violation of this permit authorizing the Buyer to demand any legal indemnification for the damages approved by the Buyer.

6.	It is agreed to increase the authorization of exploitation of the Seller of 2,000 to 3,000 tons per month, in the terms agreed in the LI.

7.	In everything that is not expressly modified in this instrument, the LI will continue to be fully in effect and binding for both parties, this instrument being understood as an integral part of it for all legal and contractual purposes. .

This modification of the LI is signed and authorized in two counterparts of the same text, each party keeping one.

Nelson Onofre Roa Barahona	/s/ Nelson Onofre Roa Barahona
ICI. 7.501.315-9
Seller

Eric Leopoldo Roa Barahona	/s/ Eric Leopoldo Roa Barahona
IC 9.592.648-7
Seller

Gabriel Emilio Roa Barahona	/s/ Gabriel Emilio Roa Barahona
IC 7.150.733-5
Seller

Rosa del Carmen Roa Barahona	/s/ Rosa del Carmen Roa Barahona
IC 9.367.996-2
Seller

Francisco Schubert Seiffert	/s/ Francisco Schubert Seiffert
IC 6.095.824 – 6
by Río Condor Resources S.A.
Buyer

Marcelo Antonino Olivares Cabrera	/s/ Marcelo Antonino Olivares Cabrera
IC 10.703.661-K
by Río Condor Resources S.A.
Buyer

Copiapó August 27, 2010